May 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cindy Polynice, Esq. and Joe McCann, Esq.

Re:	Azitra Inc
Registration Statement on Form S-1
File No. 333-269876

Acceleration Request
	Requested Date:	Wednesday, May 24, 2023
	Requested Time:	5:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Azitra Inc (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-269876) (the “Registration Statement”) to become effective on May 24, 2023 at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Daniel Donahue of Greenberg Traurig, LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel Donahue of Greenberg Traurig, LLP, counsel to the Registrant, at (949) 732-6557.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AZITRA INC

By:	/s/ Francisco D. Salva
Francisco D. Salva,
Chief Executive Officer

cc:	Daniel Donahue, Greenberg Traurig, LLP Arif Soto, Venable LLP